UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number: 000-29884

R.V.B. HOLDINGS LTD
(Translation of registrant's name into English)

c/o Yigal Arnon & Co., 1 Azrieli Center, Tel Aviv, Israel 67021
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

R.V.B. Holdings Ltd

This report on Form 6-K consists of a press release issued by R.V.B. Holdings Ltd. (the "Registrant") regarding change of control of the Registrant by Greenstone Industries Ltd. A copy of this press release is annexed hereto as Exhibit 1 and is incorporated herein by reference.

This Form 6-K is being incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Exhibits

Exhibit 1	Press Release change of control of the Registrant by Greenstone Industries Ltd.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2011	R.V.B. Holdings Ltd By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Former Chairman of the Board of Directors